EXHIBIT 99.1

News Release
TSX:RMX | NYSE.MKT:RBY	June 19, 2014

Construction of the Phoenix Gold Project Continues on Schedule and on Budget

Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) has substantially advanced the Phoenix Gold Project (“Project”), with project construction and development remaining on budget and on schedule for projected production in mid-2015.

“We are pleased with the progress of the construction and de-risking of the Phoenix Gold Project,” said Michael A. Lalonde, President and Chief Executive Officer of Rubicon. “The Project is tracking to schedule and budget compared to the targets we had set earlier this year. We will continue to closely monitor our activities and associated capital costs as the Project progresses toward the projected operating phase in mid-2015.”

The Phoenix Gold Project Development and Construction Update

Underground Project Development and Construction
Advance rates on both the lateral and vertical development have been tracking on schedule. Rubicon has completed 875 metres of a planned 8,023 metres (or 10.9%) of total underground development (lateral and vertical) at and above the 685-metre level. The completion of this planned underground development is required to commence projected production. The Company continues lateral development at the 122-, 183-, 244-, 305-, 610-, and 685-metre levels. The 244- and 305-metre levels were previously advanced to the deposit, prior to the completion of shaft sinking. An exploration drift on the 244-metre level is progressing well, with 13 drill stations completed of a planned 18 stations. There are two drills currently operating on the level. The development of the main ventilation pilot raise from the 305-metre level to surface will be completed by the end of June. At the present time, all underground development is being carried out by a contractor. Rubicon is in the process procuring equipment and hiring staff to replace the majority of the contractors engaged in lateral development, which could potentially lower costs and increase productivity. A summary of the total underground development is displayed in Figure 1.

The Company has secured favourable lease terms for all of its underground equipment needs. The lease terms are 4.5% over a 5-year term, with a 10% down payment. The lease will cover $15.0 million of mobile equipment purchases over the next two years, or 25 units. The initial fleet of mobile equipment has started to arrive on site, and is being commissioned.

The Company has approximately $42.0 million (as at May 31, 2014) of total underground development capital remaining to the start of potential production.

PR14-10 For more information, contact Allan Candelario, Director of Investor Relations, Phone: 1.866.365.4706
E-mail: ir@rubiconminerals.com
Rubicon Minerals Corporation | Suite 902–170 University Ave. | Toronto ON, CANADA  M5H 3B3
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Mill Construction
Full mill construction recommenced on April 1, 2014, with civil works in the mill building continuing. Civil, process, and electrical engineering for the mill is approximately 81.0% complete. The Elution plant, which extracts gold from the carbon in the leaching process, is near completion. The equipment for the Elution plant has been installed, with the piping and electrical work remaining to be completed. The formation of the tank bases, pump bases, containment areas and pillars have been completed. Concrete will soon be poured in the mill thickener area, just outside the mill building.

Rubicon has approximately $71.5 million (as at May 31, 2014) of mill capital expenditures remaining to completion. Mill construction is on track to be completed and commissioned by mid-2015.

Surface Infrastructure and On-Site Construction
The Actiflo system, which will be the final stage of effluent water treatment, has been fully commissioned. The raw ore bin has been installed in the head frame. The construction of the tailings management facility, which was halted during the winter months, has resumed and is near completion. Rubicon has approximately $31.7 million (as at May 31, 2014) of on-site construction remaining to completion.

See figures 2, 3, 4 for the pictures of the construction and development progress of the Phoenix Gold Project. For more pictures of the Project construction and development progress, please visit our website at http://www.rubiconminerals.com/Investors/Photo-Galleries/default.aspx.

Pre-Production Capital and Timeline to Potential Production

As of May 31, 2014, Rubicon estimates that pre-production capital to complete the Project is $167.5 million, including contingency. A breakdown of the capital expenditures remaining can be seen in Table 1. Rubicon has approximately $180 million in cash and cash equivalents on its balance sheet to date and anticipates it will receive the US$45 million remaining on the Royal Gold streaming transaction over the next several quarters, as spending on construction and development increases. The construction of the Phoenix Gold Project remains on schedule and on budget. The timeline to projected production remains mid-2015.

Table 1: Capital Expenditures Remaining as of May 31, 2014

Project capex spent, October 1, 2011 to May 31, 2014	C$205.2 million

Remaining capex to projected production
Mill	C$71.5 million
Underground development	C$42.0 million
On-site construction	C$31.7 million
Indirects & definition drilling	C$22.3 million

Total remaining capex to projected production (with contingency)	C$167.5 million

PR14-10 For more information, contact Allan Candelario, Director of Investor Relations, Phone: 1.866.365.4706
E-mail: ir@rubiconminerals.com
Rubicon Minerals Corporation | Suite 902–170 University Ave. | Toronto ON, CANADA M5H 3B3
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Aboriginal Communities

The Waubaskang First Nation’s (“WFN”) application for judicial review of the Production Closure Plan for the Phoenix Gold Project was heard by the Ontario Divisional Court between April 15th and 17th. The timeline for a decision was not provided. This application has not impacted construction and development activities at the Phoenix Gold Project. Rubicon continues to believe that the WFN application is without merit and will vigorously defend its position.

About Rubicon Minerals Corporation
Rubicon Minerals Corporation is an advanced stage gold development company. The Company is focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario. The start of potential gold production is projected in mid-2015, based on current forecasts. The Phoenix Gold Project is fully permitted for initial production at 1,250 tonnes per day. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon’s shares are listed on the NYSE MKT (RBY) and the Toronto Stock Exchange (RMX).

RUBICON MINERALS CORPORATION
“Mike Lalonde”
President and Chief Executive Officer

The content of this news release has been read and approved by Daniel Labine, P.Eng., Vice President of Operations and Mark Ross, B.Sc., P.Geo., Chief Mine Geologist, for Rubicon. Both are Qualified Persons as defined by NI 43-101.

Forward Looking Statements
This news release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward looking information” within the meaning of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting”, “look forward” and “intend” and statements that an event or result “may”, “will”, “would”, “should”, “could”, or “might” occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others; that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the New Preliminary Economic Assessment with an effective date of June 25, 2013 and with an issue date of February 28, 2014 (“New PEA”) will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the New PEA. Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build and complete a development project. Additional capital costs may be to be incurred in respect of the Phoenix Gold Project.

The New PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is

PR14-10 For more information, contact Allan Candelario, Director of Investor Relations, Phone: 1.866.365.4706
E-mail: ir@rubiconminerals.com
Rubicon Minerals Corporation | Suite 902–170 University Ave. | Toronto ON, CANADA M5H 3B3
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.  The quantity and grade of reported inferred resources referred to in the New PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

Forward-looking statements in this news release include, but are not limited to statements regarding potential production and the projected timing of the completion of certain construction activities associated with the Phoenix Gold Project.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is made without a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources
This news release uses the terms “indicated mineral resources” and “inferred resources”.  The Company advises U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by the SEC. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred” or “indicated mineral resource” will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances.  The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of an indicated or inferred resource exists or is economically or legally mineable.  Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Mineral Resources
Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The mineral resources in this press release were reported using CIM Standards.

PR14-10 For more information, contact Allan Candelario, Director of Investor Relations, Phone: 1.866.365.4706
E-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 902–170 University Ave. | Toronto, ON, CANADA  M5H 3B3
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 1: Cumulative Underground Development Advancement (as of May 31, 2014)

Figure 2: Elution Plant Construction

PR14-10 For more information, contact Allan Candelario, Director of Investor Relations, Phone: 1.866.365.4706
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 902–170 University Ave. | Toronto, ON, CANADA M5H 3B3
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Figure 3: Actiflo System Commissioned

Figure 4: Jumbo Drilling at the 244-metre Level Exploration Drift

PR14-10 For more information, contact Allan Candelario, Director of Investor Relations, Phone: 1.866.365.4706
E-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 902–170 University Ave. | Toronto, ON, CANADA  M5H 3B3
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release